Oncolytics Biotech® Provides Recap of Key Opinion Leader Call Highlighting Pelareorep’s Unique Ability to Activate the Immune System in Late Stage Multiple Myeloma

Multiple myeloma data expected at ASCO 2020

Safety cohort in the investigator sponsored multiple myeloma study, receiving both carfilzomib and Opdivo®, is now complete and pelareorep will be added to the combination in the next cohort in the coming weeks

SAN DIEGO, CA and CALGARY, AB, January 13, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today provided a recap of a Key Opinion Leader call sponsored by ROTH Capital Partners and held Thursday January 9, 2020. The KOL call focused on recent data presented at the 61st American Society of Hematology Annual Meeting & Exposition and highlighted that carfilzomib promotes reovirus infection, that pelareorep upregulates PD-L1, and that delivery of additional data from ongoing pelareorep studies in multiple myeloma is planned for presentation at ASCO in June 2020.

The KOL call was hosted and conducted by the equity research department at ROTH Capital and featured two of Oncolytics’ multiple myeloma clinical investigators:

•	Dr. Craig Hofmeister M.D., Winship Cancer Institute/Department of Hematology and Medical Oncology, Emory University School of Medicine, Atlanta, GA.

•
Dr. Flavia Pichiorri Ph.D., Judy and Bernard Briskin Center for Multiple Myeloma Research, City of Hope, Duarte, CA and Department of Hematologic Malignancies Translational Science, Beckman Research Institute, City of Hope, Duarte, CA.

“I think that carfilzomib promotes pelareorep infection by suppressing the innate antiviral response and our data suggest that it does not get in the way of T-cell activation,” said Dr. Hofmeister. “Pelareorep infection, not proteasome inhibition, can upregulate PD-L1 expression on myeloma cells and the adaptive immune system can then assist in clearing infected tumor cells.  The combination in fact enhances the body’s immune attack on infected myeloma cells.”

Dr. Hofmeister confirmed that adding PD-1 inhibition is appropriate in these patients, as viral infection with replication has been associated with an increase in PD-L1 tumor expression preclinically.  Dr. Hofmeister added that “We are seeing some signs of cytokine release with associated clinical responses and we look forward to describing the clinical results in more detail at ASCO 2020.”

The call also discussed the competitive landscape for refractory multiple myeloma and the paucity of available therapies to treat these patients.

“Reovirus is the only strategy I see in the market that is completely different and may be able to activate the immune system of these patients,” said Dr. Pichiorri. “It would be a salvage therapy for now, but so many patients need a salvage therapy after being refractory to other therapies.”

Oncolytics would like to thank Doctors Pichiorri and Hofmeister for their time and insightful commentary, as well as ROTH Capital for hosting the call.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com